Exhibit 99.1

Boqii Holding Ltd. Announces $4.2 Million Registered Direct Offering

SHANGHAI, Novemeber 3rd, 2025, /PRNewswire/-- Boqii Holding Ltd. (NYSE: BQ) (the “Company”), today announced that it has entered into a definitive agreement with certain investors for the purchase and sale of an aggregate of 1,500,000 of the Company’s Class A ordinary share, par value $0.16 per share (the “Shares”) (or pre-funded warrants in lieu thereof) at a purchase price of $2.80 per share in a registered direct offering. The purchase price for the pre-funded warrants is identical to the purchase price for Shares, less the exercise price of $0.16 per share.

The aggregate gross proceeds to the Company of this offering are expected to be approximately $4.2 million. The transaction is expected to close on or about November 4th, 2025, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-267919) previously filed by the Company and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on November 23, 2022. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Boqii Holding Ltd.

Boqii Holding Limited (NYSE American: BQ) is a leading pet-focused platform in China. Boqii is the leading online destination for pet products and supplies in China with a broad selection of high-quality products including global leading brands, local emerging brands, and its own private label, Yoken, Mocare and D-cat, offered at competitive prices. Boqii’s online sales platforms, including Boqii Mall and its flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Its Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets. For additional information about Boqii Holding, please visit www.ir.boqii.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Boqii Holding Ltd.

Room 1203, 12F, Building T1, Smart Cloud, NO.1

Lane 235, Yubei Road, Pudong New District,

Shanghai, P.R.China

Tel:86-21-6882-6051

Email: ir@boqii.com